                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         Yak Communications (USA), Inc.
             (Exact Name of Registrant as Specified in Its Charter)

Florida                                                       98-0203422
(State or Other Jurisdiction of Incorporation)                (I.R.S. Employer Identification No.)

55 Town Centre Court, Suite 610, Toronto, Ontario, Canada     M1P 4X4
(Address of Principal Executive Offices)                      (Zip Code)

Registrant's telephone number, including area code:  (416) 296-7111

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                   Name of Each Exchange on Which
to be so Registered                   Each Class is to be Registered
-------------------                   ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

BUSINESS

          Yak Communications (USA), Inc. ("Yak" or the "Company"), was incorporated in Florida in 1998. We provide discount long distance telecommunication services in Canada to residential and small to medium business enterprises. We started operations in Toronto during July 1999, in Montreal during October 1999, and in Vancouver during June 2001 and we primarily target ethnic markets in these major Canadian cities. During the last quarter of 2001 we also started providing services in Ottawa, Quebec City, Kitchener, London, Edmonton, Calgary and Victoria. In addition, during the last quarter of 2001, we completed our initial development and commenced services on a test market basis in Las Vegas, Nevada and also completed development of similar services in the Washington, D.C. area.

          We currently offer a "dial-around" service (also known as "casual calling"). This allows our customers to dial-around their existing long distance carrier on any call by entering a few digits prior to making the call, without permanently switching long distance carriers. We also offer our customers the ability to permanently switch all of their calls from their existing long distance carrier to our long distance service, known as "1+ billing" or "picked lines". As of September 30, 2001, we have approximately 180,000 recurring "dial-around" customers and approximately 1,600 "1+ billing" customers.

          Long distance services to international destinations, commonly referred to as "international calls" are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. The call typically originates on a Local Exchange Carrier's ("LEC") network and is routed on that network to the caller's long distance carrier. The long distance provider picks up the call at its international gateway switch and sends it directly through one or more other long distance providers to a corresponding gateway switch operated in the country of destination. Once the traffic reaches the country of destination, it is then routed to the party being called through that country's domestic telephone network. International long distance providers can generally be categorized by their ownership and use of switches and transmission facilities. The largest U.S. carriers, such as AT&T Corporation, MCI-Worldcom and Sprint USA, primarily utilize their own switches and transmission facilities. Historically, only the very large carriers have transmission facilities that have worldwide coverage. Typically, mid-size carriers both own and operate their own switches and facilities, and also rely on resale agreements with other long distance carriers to terminate their traffic.

          We purchase our long distance calling capacity from both the large and mid-sized carriers and provide long distance telephone services through our own gateway switches that have direct access to the carrier networks. By aggregating volume and gaining access to the carrier networks, we are able to buy time on those networks at deep discounts. We market and resell that access to our customers in the form of discounted long distance phone calls using a "dial-around" service.

          We use our own "state of the art" Harris IXP and Harris LX digital telephony switches that have access to several carrier networks. Our switches receive the calls made by our customers and route them to the appropriate carrier from whom we purchase calling time. Our use of carriers is based on the location to which a call is made depending upon the price and toll

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

quality of the route being offered by the carrier. Our acquisition of the carrier time is at a substantial discount from regular retail rates and we resell the time to our customers at a discount from the cost the customer would have to pay the carrier directly. Our billing and collection for these calls is performed by the LEC, and is included as a part of the customer's regular phone bill. We have entered into agreements with LECs in our principal markets. For example, in Ontario and Quebec we have a LEC billing and collection arrangement with Bell Canada, and for British Columbia and Alberta we have a LEC billing and collection arrangement with Telus Corporation.

          We capitalize on the increasing demand for high quality international telecommunication services resulting from the increase in immigrant populations, the globalization of the world economies, the worldwide trend towards telecommunication deregulation, and the growth of international voice and data traffic.

THE INDUSTRY

          Meaningful competition in long distance telephone services in Canada has been in effect since 1987. After hundreds of new companies entered the marketplace, there was a "shakeout" leaving five very large providers of long distance services, Bell Canada, Telus Corporation, Sprint Canada Inc., AT&T Canada Corp., and Primus Telecommunications Group. Collectively, these five carriers dominate the Canadian long distance calling market. We believe that of the long distance market in Canada being approximately $5.6 billion dollars ($CDN), Bell Canada and Telus alone have approximately 55%; AT&T, Sprint and Primus combined have approximately 25%; the other provincial phone companies - Aliant, MTS, Sasktel, Telebec, and Northwestel, 14%; and others approximately 6% ($330 million CDN) .

          Among the advantages these large international long-distance service providers have is the quality of their calls. Bell Canada, Telus, AT&T, Sprint and Primus generally provide international calls that consumers find to be relatively free from static and echoes, and which have few latency problems (the delay between speaking and hearing). Smaller providers of international long-distance services often offer calling services without comparable quality in their efforts to secure low-cost transmission services. We purchase transmission services of a quality that consumers find to be comparable to that of Bell Canada, Telus, AT&T, Sprint and Primus, but at a cost to consumers that is at a steep discount to the costs offered by those providers. We currently charge rates that are on average 30% to 40% lower than the market leaders.

          Our services are used by consumers in North America who call approximately 160 countries, including Canada and the U.S. Calls within Canada account for approximately 17% of our revenue; calls from Canada to the U.S. account for approximately 16% of our revenue; and calls from Canada to international destinations (excluding the U.S.) account for approximately 67% of our revenue (only a minimal amount of the traffic has been generated from the U.S.).

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          During December 2001, international calls to 35 countries (other than the U.S.) accounted for approximately 80% of that month's international calling revenue and accounted for approximately 85% of our telephony minutes to international destinations. Further, during December 2001, the following ten countries accounted for approximately one-half of revenues received from international sales:

Philippines       $ 111,000
Israel            $  82,000
Italy             $  73,000
Romania           $  72,000
Morocco           $  70,000
France            $  61,000
UK                $  60,000
India             $  56,000
Germany           $  50,000
Russia            $  43,000

          The consumer demand for our products and services -- high quality, international telephone calls at substantially discounted prices -- has been strong and growing. We began offering discount long distance calling services in July 1999, and sent our first broad-based marketing materials into our target market Toronto in early October 1999. The following table shows the initial response, in U.S. dollars, to our "dial-around" services, per quarter since the commencement of our operations.

                          SALES PER QUARTER (in U.S. $)

----------------------------------------------------------------------------
       Sept. 1999     Dec. 1999    March 2000    June 2000     FY 2000 Total
----------------------------------------------------------------------------
         113,083       749,002      1,659,675    2,516,750       5,038,510
----------------------------------------------------------------------------

----------------------------------------------------------------------------
       Sept. 2000     Dec. 2000    March 2001    June 2001     FY 2001 Total
----------------------------------------------------------------------------
        2,858,160     3,252,806     4,210,836    4,527,668      14,849,470
----------------------------------------------------------------------------

-------------------------------
       Sept. 2001     Dec. 2001
-------------------------------
        5,277,176     5,838,802
-------------------------------

          Although there can be no assurances that we will continue to increase or even maintain current revenues, we anticipate continued increase in revenues and customers as more persons become familiar with our calling services. We continue to develop our existing markets and grow into selected new markets and also constantly improve the quality and prices of our calling services. We expect to continue to fulfill this consumer demand with our package of services, creative and aggressive marketing, advanced technological equipment, and our quality carrier and alternate supplier relationships.

          The resale of long distance calling capacity, which was first permitted in the North American (Canada and U.S.) market in the 1980s, enabled the emergence of new international long distance providers. The highly competitive and rapidly changing international

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telecommunications market has created a significant opportunity for carriers that can offer high quality, low cost international long distance service. This is especially true in the international long distance calling market where deregulation, privatization, the expansion of the resale market and other trends influencing international communications are driving decreased termination costs, a proliferation of routing options, and increased competition.

          We believe that a number of trends in the international telecommunications market will continue to drive growth in international traffic. These trends include:

     . continuing deregulation and privatization of telecommunications markets;

     . pressure to reduce international outbound long distance rates paid by end users driven by increased competition in newly deregulated global markets;

     . the dramatic increase in the availability of telephones and the number of access lines in service around the world;

     .    the increasing globalization of commerce, trade and travel;

     . the proliferation of communications devices such as faxes, cellular telephones, pagers and data communications devices; and

     .    increasing demand for data transmission services.

          These trends developed simultaneously with more efficient technology developed in an era of deregulation and a proliferation of startup activity designed to exploit the opportunity they spawn. This has resulted, in part, in the multi-billion dollar business of international phone calls having prices to consumers drastically reduced.

          Historically telephone companies have relied on bilateral "settlement" agreements to compensate each other for calls that began in one country and ended in another. The "settlement" payments were paid to the telephone company in the country in which the call ended, and was built into the cost structure of making international calls. However, as deregulation, privatization, the expansion of the resale market, technological innovations and other trends influencing international communications are driving decreased termination costs, countries around the world are now allowing a scheme known as international simple resale. International simple resale allows owners of private leased phone lines between countries, including large facilities-based carriers and major international corporate users, to resell excess space on their lines to local phone companies. This boosts the amount of international capacity and lowers prices. In addition, calls carried on these lines are not subject to "settlement" fees. Resale of excess capacity has put and continues to put significant pressure on telephone companies around the world that used to monopolize incoming telecommunications traffic.

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          The result of these rapid changes is that, for the large
facilities-based telecommunications companies, telephone call minutes are becoming a low-margin commodity. This is causing these large carriers to focus on new features and services that can offer them larger margins. This trend will be beneficial to quality long distance resellers who can ultimately thrive by offering the long distance services that are no longer as attractive to the large, capital intensive facilities-based telecommunications companies.

STRATEGY

          Our operations began through our wholly-owned subsidiary, Yak Communications (Canada) Inc., which was established to provide international long distance discount services primarily using dial-around access. Our focus has been principally the penetration into the ethnic markets of the major Canadian cities, initially Toronto (July 1999) and Montreal (October 1999). In the summer and fall of 2001, we launched operations in several western Canadian cities: Vancouver, Victoria, Edmonton, Calgary, and Winnipeg, and we also expanded our operations in eastern Canada: Ottawa, Kitchener, London and Quebec City. We expect ethnic residential and small business customers to continue to make a significant amount of international calls, and to continue to comprise our core user market.

COMPETITION

          The international telecommunications industry is highly competitive, and the discount segment of this industry is affected by marketing and pricing decisions of the larger industry participants, as well as by regulatory changes and the introduction of new services made possible by technological advances. Discount long distance service providers compete primarily on the basis of price, and historically, prices for long distance voice calls in the markets in which we compete have declined and are likely to continue to decrease. We believe our pricing strategies have been and continue to be consistent with these market trends. In addition to our low prices, our customers benefit from our services with the convenience of receiving their detailed long distance calling records included in their monthly local-line telephone provider invoice and not in a separate and additional long distance provider bill.

          We believe one of the most significant disadvantages of our services involves the additional dialing of our access codes which customers must dial in order to make long distance telephone calls. While we consider our services to be "user-friendly", the additional dialing may discourage potential customers which are accustomed to the methods of the major, network-owned telecommunications providers that do not require the additional access code dialing. Although not significant, we consider our network quality to be another potential disadvantage of our services. Because we are switch-based resellers of telephony services, our telephony traffic must undergo an additional step before reaching its "ultimate recipient." Our experience has shown that although our network is highly satisfactory, there may be on occasion a minimal decline in speed or quality from that comparable to the network-owned telecommunications providers.

          Most of our competitors are significantly larger, have far greater financial, technical and marketing resources and control their own technology networks. While this is the case in Canada, it is especially true in the U.S. which is the most competitive communications market and among the most deregulated long distance markets in the world. Also increased competition, particularly based on pricing, may adversely affect our net revenue per minute and gross margin as a percentage of net revenue. Other than our pricing strategy, we enjoy several operational advantages including our low overhead and our billing and collection arrangements.

          Further, as discussed below, privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry.

          With full deregulation of the monopoly of Teleglobe Canada (the official provider of all inbound and outbound international calls to and from Canada) by the Canadian Radio-Television and Telecommunications Commission on October 1, 1998, it became possible to effectively compete in the international discount telephone services market in Canada. We take advantage of the opportunities offered by a deregulated telecommunications market to route our calls using the least cost route over different and multiple carrier networks that make use of digital transmission technologies over existing carrier networks.

          Both in Canada and the U.S. there is several other "dial-around" companies competing in the marketplace.

Canada

          In Canada, our key competitors include: Buck-A-Call, a division of Sprint Canada which offers a dial-around service, with annual revenues of approximately $10 million (FY 2000). The principal product offering of Buck-A-Call is a domestic (North American) fixed flat rate calling service, for example, 20 minutes of calling for a $1CDN with an increased rate per minute thereafter. Our product offering is a pay-as-you-go program, for example, 7 cents per minute with no minimums or maximums. Given that the average North American call today for our core user market is approximately 6 to 7 minutes we believe our product offering is more attractive to the average consumer. Our other principal competitor is Telehop which in 1998 began offering a dial-around service, in addition to its traditional flat rate long distance calling service. Their dial annual revenues are approximately $7 million (FY 2000) and their product offering is similar to Buck-A-Call. They also offer 20 minutes of calling for a $1CDN. Both of these competitors have arrangements with Bell Canada for their billing and collection of call records.

United States

          In the U.S., there are many established companies offering dial-around services including: large companies such as AT&T Corporation, Sprint USA, and MCI-Worldcom; medium sized companies such as Vartec and Excel Communications, and numerous small companies typically offering their dial-around service in a particular local geographic area. The product offerings of these companies vary with different calling plans and rates, which also often

                                       7
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depend on the time of day when the call is made. Most of these companies have placed a large emphasis on their North American calling rates, (principally for calling inter-state and intra-state within the U.S.), with rates varying at different times of day, and mostly advertising flat rate calling (packaged minutes for a set amount of cost). We believe that even though the U.S. market already has numerous significant telecommunication industry players in the dial-around segment, there is room for a company specializing in a "pay-as-you-go" program for international discount calling.

DESCRIPTION OF COMPANY'S PRODUCTS AND SERVICES

          In general, both residential and business consumers have become increasingly unwilling to switch long distance carriers. Many consumers have had a significant amount of sales call pitches from sales persons promising lower rates, and some have become victims of well-publicized "slamming:" the unauthorized changing of a consumer's long distance carrier. We believe that this has resulted in consumer resistance to change to new carriers or long-distance services that are unrecognized and not trusted by the consumer. We believe that it is for these reasons that Bell Canada and Telus Corporation, which historically have been the most expensive providers of long distance telephone services in Canada, are still the dominant players in the Canadian international long distance telephone industry.

          However, with a casual calling alternative, our customers can dial the 10-15-945 access number to access our switch for routing of calls at a discounted price. Our customers do not need to change carriers. Furthermore, because of our billing and collection arrangements with Bell Canada and Telus Corporation, our customer will continue to receive only one invoice from Bell Canada or Telus Corporation which would include the customer's local line monthly rental and service costs and the long distance calls routed over our switch. The calls routed over our switch are billed to the customer at our advertised rates, which on average are approximately 30% to 40% lower than the rates they would be billed if they used Bell Canada or Telus Corporations' discounted rates.

          If the customer wishes to be on a 1+ program, which would mean that he does not need to dial the 10-15-945 number each time he makes a call, the customer can sign up with our 1+ program. This essentially gives us the authorization to move the customer from his current long distance provider to our switch. The customer would then receive our lower rates each time he makes a call. With this program we bill our customers directly and do not utilize Bell Canada or Telus for billing and collection purposes.

          We rely in part, on resale arrangements to secure low cost transmission of switched calls. Resale arrangements typically involve the wholesale purchase and sale of transmission and termination services between two long distance providers on a variable, per minute basis. The resale of capacity, which was first permitted in the North American market in the 1980s, enabled the emergence of new international long distance providers that rely at least in part on capacity acquired on a wholesale basis from other long distance providers. International long distance calls may be routed through a facilities based carrier with excess capacity, or through multiple

                                       8
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long distance resellers. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice.

          Upon the commencement of our business, we provided long distance services on a wholesale basis to a carrier controlled by a Vincent Genova, a director and shareholder of the Company. This was to establish a volume of telephony traffic over our switch, which volume enabled us to achieve a greater purchasing power for our long distance services. It also enabled us to test our switching systems and billing and collections systems, along with providing critical cash flow during our development stage. Once we achieved sufficient telephony traffic from our dial around services we did not wish to use our resources for this low margin wholesale business

SALES & MARKETING ACTIVITIES

          In North America, as in many countries throughout the world, ethnic minorities comprise a substantial portion of the population and may also include recent immigrants and displaced or otherwise separated families. These persons usually have family in their home countries and need to frequently communicate with them.

          We market our services primarily to ethnic residential and small to medium business enterprises in the major Canadian cities. These target groups account for a substantial portion of all international calls. We currently use attractive, informative direct mail marketing materials aimed at these ethnic markets. We also use print media, television, radio and continuous direct mail marketing materials to develop brand recognition and generate new customers. We believe that informative, attractive and distinctive direct mail, coupled with print media advertising in ethnic newspapers and on selected television and radio programs will allow us to reach customers that make international calls. We have created marketing paraphernalia such as tee shirts, coffee mugs, pens, keychains, caps, stickers and magnets that are distributed on an ongoing basis to create brand awareness. In addition, we use our website, www.yak.ca to
                                                            ----------
support our marketing efforts.

VOICE OVER IP AND WEB-BASED COMMUNICATIONS SERVICES

          Whereas traditional telephone service is provided over the public switched telephone network ("PSTN"), internet telephony uses internet protocol (which is commonly referred to as "IP") to transmit voice data over the world-wide-web infrastructure. From its origins, in the mid 1990s, as an inexpensive, low-voice-quality means to talk without long distance phone call charges from one personal computer to another, internet telephony has grown into an inexpensive alternative to traditional long distance calling over the public switched telephone network, accounting for slightly more than 1% of all international voice telecommunications traffic. By using gateway switches that can connect conventional phone systems to the Internet, carriers and resellers can send calls from phone to phone using the internet as the long distance carrier. Although several software applications and hardware solutions are currently on the market, the quality of the call, as compared to the quality of calls over the public switched telephone network, prevents Internet telephony services from replacing the traditional networks;

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however, it is beginning to gain some acceptance in the marketplace. New compression technology is emerging that is increasing the quality of the calls. When the quality of such lower cost routing through the internet is acceptable to the consumer, and increased bandwidth is made available to allow such calls to be made on mass, we intend to resell this technology to our customers.

HARRIS LX/IXP SWITCHES

          We have purchased and installed both Harris LX and Harris IXP switches. The IXP switch is based on the most recent commercial communication switching technology developed by Harris, and represents a significant progression over older communication switching systems in which components were assigned a single dedicated function. The older switches are based on technology that we consider to be inflexible because it required customers to plan for change well in advance, and even simple changes could require significant effort and result in down time and loss of revenue. The IXP was inspired by the easily-interchangeable component technology that underlies the Internet, often referred to as "plug-and-play" technology. Various component parts used in the switch to perform various functions are easily replaceable, thus the reference as "plug-and-play," making expansion and replacement simple and convenient. The Harris IXP switch supports call control, networking, and internet access. The IXP switch also allows for different vendors' component parts to be used, and gives us the flexibility to add and update processes by using a range of add-on components. The switch allows us to scale up as we grow.

          Both with the LX and IXP switches, all domestic and international signaling protocols are fully integrated, meaning it can support many standard-based protocols on digital and analog lines and trunks, and can mix and match protocols. We believe that this is important in an environment that is subject to rapid change, with varying technologies and differing signaling protocols.

EMPLOYEES

          As of December 31, 2001, we have 27 full-time employees and four part-time employees, with the following breakdown. President and Chief Executive Officer (1), Executive Assistant (1), Accounting (5), Marketing (2), Customer Services (15), Technical (6), Receptionist (1). All of the part-time employees are being paid for their services on an hourly basis. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. We expect to hire up to an additional four full-time employees within the next six months to serve in the customer service, accounting, and administration departments.

TECHNICAL TEAM

          We have created a technical team which provides technical solutions regarding our switching, network engineering, billing, toll fraud control and data warehousing and management reporting. The technical team currently has six members, of which three are

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independent contractors. We believe that our technical support team is equipped to design, install and maintain our switching systems and meet all of our foreseeable technology requirements.

BILLING & COLLECTION AGREEMENTS

          We have written agreements with Bell Canada and Telus Corporation for the billing and collection of long distance calling charges made by our customers on the Bell Canada local line network in Ontario and Quebec, and by our customers on the Telus local line network in British Columbia and Alberta. Under Canadian regulations, Bell Canada and Telus are required to offer us these billing and collection services. The billing and collection agreement covers all long distance calls made through our dial-around switching long distance service and routing system. We track all such calls made, record information about the source, destination, and duration of the call, rate the call, and provide Bell Canada and Telus with this data electronically. The Bell Canada and Telus billing cycles are several times a month and include these charges to customers on their respective invoices termed as "other carrier" charges. Bell Canada or Telus then collects these amounts. Under the terms of the Billing & Collection Agreement, Bell Canada and Telus are obligated to pay us within 45 days following the month in which the invoices are generated and sent to the customer (subject to offsets for non-collectible accounts). These agreements are short term in nature (allowing for 30-60 days notice of termination); however, applicable regulations require the long distance providers to provide such service at tariffed rate.

          In addition, we have an agreement with Telus Corporation Clearinghouse Operations. This agreement allows for the handling, transporting and delivery of our billing records generated by our switching and billing system to Bell Canada and Telus for invoicing and collection. In conjunction with this agreement, we have developed software and implemented hardware that allows for electronic encrypted signaling and online transmission of the billable records between our system and that of Telus which will allow them to process the billable records. This online transmission process significantly minimizes delays and errors in the billing.

          In the U.S. we have entered into an agreement with Billing Concepts which specializes in inter-carrier clearinghouse operations, for handling, transporting and delivery of our billing records to the Local Exchange Carriers ("LEC") for invoicing and collection purposes. Under this U.S. arrangement all amounts invoiced by the LECs on our behalf are paid, less the LEC's collection fees, to Billing Concepts, and in turn Billing Concepts pays our company the amounts received, less their processing fees. This billing and collection arrangement in the U.S., both technically and financially, are, and we believe will continue to be, similar to those arrangements we have established in Canada.

GOVERNMENTAL REGULATION

          As an international communications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations,

                                       11
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and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. The summary below describes the primary regulatory developments at the federal and state level that may have a material effect on our business.

          In general, regulation of the telecommunications industry is changing rapidly both domestically and globally. In both the U.S. and Canada, federal and local regulations are from time to time subject to judicial proceedings as well as legislative and administrative hearings as well as proposals that could change, in varying degrees, the manner in which our industry operates. We cannot predict the outcome of these proceedings or their impact on us. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on us, or that domestic or international regulations or third parties will not raise material issues with adverse effect on us.

United States

            In the U.S. we operate as an interexchange carrier ("IXC"). As such, our services are subject to the provisions of the Federal Communications Act of 1934, as amended (the "Act") and FCC regulations, as well as to the applicable laws and regulations of various states and the regulations of state public utility commissions ("PUCs"). The recent trend in the U.S. has been to reduce both federal and state regulatory burdens for telecommunications service providers. Additionally, as a non-dominant carrier lacking substantial power to influence market prices in the U.S., our provision of international and domestic long distance telecommunications services in the U.S. is generally subject to less regulation than are dominant carriers. Nonetheless, we are required to comply with a variety of license, rate making, reporting and other regulatory requirements.

FCC Domestic Interstate Services Regulation. As an IXC, we must comply with the requirements of common carriage under Title II of the Act, including the offering of service on a non-discriminatory basis at just and reasonable rates. U.S. domestic common carrier services are substantially deregulated and we are considered a non-dominant domestic interstate IXC. Thus, we are subject to a minimal regulation by the FCC. Specifically, as a non-dominant carrier we are not required to obtain individual FCC authority to implement or expand our domestic interstate operations, although we are required to obtain FCC approval to transfer control or discontinue service and must file various reports and pay various fees and assessments.

          The FCC generally has required all domestic interstate common carriers to cancel their tariffs and provide service to customers pursuant to contracts as of January 31, 2001 for business services, and as of July 31, 2001 for mass market services. Traditionally, tariffs on file with the FCC have set forth legally binding rates and other terms and conditions for the provision of services by a carrier. However, the FCC has now implemented a mandatory detariffing policy. We are subject to the FCC's detariffing policies, and as a result, we no longer enjoy the benefits of the "filed rate doctrine" which previously protected carriers from customers' legal actions challenging terms and conditions of services. We must comply with public rate disclosure requirements under the FCC's detariffing policies, including the maintenance of rate information

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on our web site. A petition is currently pending before the FCC to change policies regarding the timing of rate changes that may increase costs to IXCs and/or limit the flexibility of carriers such as our company to adjust prices. We cannot predict if or when such policy changes may be adopted or their effect on our company. We are also subject to the FCC's complaint jurisdiction and may be subject to complaint proceedings filed by other carriers or by consumers, for example for causing an unauthorized change in a customer's preferred carrier, referred to as "slamming." In general, FCC regulation has increasingly focused on consumer protection issues.

          Our costs of providing long distance services will be affected by changes in the access charge rates imposed by incumbent local exchange carriers ("ILECs") as well as competitive local exchange carriers ("CLECs") for origination and termination of calls over local facilities. Access charges comprise a significant portion of the cost of providing interexchange services. The FCC has significantly revised its access charge rules in recent years to reduce access charges imposed on IXCs. First, the FCC has granted several ILECs pricing flexibility. Such carriers may offer volume discounts, although such discounts may tend to benefit larger long distance carriers operating in high traffic density areas. Second, the FCC has limited CLEC tariffed access rates in an effort to mimic the actions of a competitive marketplace. Also, in a recent complaint proceeding brought by other large IXCs against several CLECs, the FCC recently has made clear that CLECs may not impose access charges that significantly exceed the access rates of competitor ILECs and CLECs. Third, the FCC has relaxed regulation of new switched access services in those markets where there are other providers of access services. These changes have tended to reduce the access charge burden on our company, but also create pressures to reduce rates and also provide significant advantages to our competitors, particularly larger IXCs. Other reforms also have tended to reduce the per-minute access rates applicable to IXCs. Under the "CALLS" plan adopted in May 2000 by the FCC for LECs subject to price cap regulation, ILEC access rates must be decreased in stages over five years. In August 2001, the FCC's CALLS order was affirmed in part and reversed in part by the U.S. Court of Appeals for the Fifth Circuit. On October 11, 2001, the FCC adopted other reductions under the "MAG" plan for those LECs, mostly in rural areas, still subject to rate-of-return regulation.

          Other carrier compensation issues similarly may affect our operating expenses as well as our ability to compete with other IXCs and providers of other competitive services, such as voice over Internet protocol. The FCC has initiated a broad-ranging rulemaking proceeding in which it has proposed the replacement of various forms of intercarrier compensation with bill-and keep arrangements. The FCC's consideration of such a fundamental policy change is aimed at eliminating incentives for arbitrage among various compensation rules that affect different types of carriers, including the current exemption of Internet service providers from the requirement to pay access charges. We cannot predict the outcome of this proceeding or its possible effect on our company.

          As a provider of domestic interstate telecommunications services, we must contribute to the federal universal services subsidy regime. The universal service fund ("USF"), established by the FCC pursuant to statutory requirements, provides support and discounts for telecommunications service for consumers who live in high-cost areas, for low income consumers, for rural health care providers, and for telecommunications services, Internet access and internal connections for schools and libraries. Under current universal service rules, subject carriers must pay USF contributions assessed as a percentage of their end-user revenues from interstate and international telecommunications services. The amounts paid to the USF may be billed to our customers. However, such pass-through charges may decrease our ability to compete. Over the past year, the FCC has increased the revenue percentage factor on which contributions must be calculated. In May 2001, the U.S. Court of Appeals for the Fifth Circuit, reversed and remanded for reconsideration portions of the FCC's universal service subsidy plan, holding that the FCC cannot allow any ILEC to recover USF contributions implicitly in access charges. The FCC has requested review from the U.S. Supreme Court. In July 2001, the U.S. Court of Appeals for the Tenth Circuit remanded to the FCC an order that provided high cost support for rural high cost areas. Depending upon the resolution of USF issues affecting rural areas, the federal USF program could grow substantially. Over the past couple of years, the FCC also has modified a number of features of the USF support mechanism. Most recently, the FCC initiated a new proceeding to reform the procedures pursuant to which federal universal service contributions are assessed and paid. We cannot predict the outcome of such proceedings or their effect on us.

          In addition to cost of service issues affecting IXCs in general, regulatory developments affecting the Regional Bell Operating Companies ("RBOCs") may have an impact on our ability to compete. Under standards established in Section 271 of the Act requiring compliance with a fourteen point checklist of competitive factors, and following action by the relevant state PUC, the RBOCs may receive approval from the FCC on a state-by-state basis for the provision of in-region interLATA interexchange services. The first such "Section 271 approval" was granted in December 1999 to Verizon for the provision of long distance services in New York. To date, Verizon also has received
Section 271 approval in Pennsylvania, Connecticut and Massachusetts and has submitted a request for approval for Rhode Island. SBC has received approvals in Arkansas, Missouri, Kansas, Oklahoma, Texas and Arkansas. BellSouth has received approval in Georgia and has requested approval for Louisiana. These and other RBOCs will apply for Section 271 approval in other states. The FCC's approval of requests by the RBOCs for Section 271 authority is likely to substantially strengthen the RBOC's competitive position in each of the respective states.

International Services Regulation. International common carriers are required to obtain individual authority from the FCC under Section 214 of the Act prior to initiating international telecommunications services. We have obtained global authorization from the FCC to provide international switched and private line services on a facilities and resale basis. As a Section 214 authorized carrier, we are subject to various reporting and filing requirements. In March 2001, the FCC determined that international as well as domestic services provided by non-dominant carriers should be detariffed. As is true with our domestic services, detariffing will give us greater pricing flexibility in our service offerings, but will eliminate protection we previously enjoyed under the "filed rate doctrine" from customers' legal actions challenging terms and conditions of our services.

          We must conduct our international business on many international routes in compliance with the FCC's International Settlements Policy which governs the arrangements by which international carriers and their foreign correspondents may exchange revenue "settlements" to cover the cost of terminating each others' traffic over their respective networks.

On routes subject to the International Settlements Policy, the FCC imposes stringent traffic and settlement rate constraints, including mandatory settlement rate benchmarks. The International Settlements Policy does not apply to arrangements between U.S. carriers and non-dominant foreign carriers, or on routes where at least 50% of U.S.-billed traffic is at least 25% below the FCC's applicable benchmark rates. The FCC also has expressly exempted certain international routes from the International Settlements Policy, including Bermuda, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Monaco, the Netherlands, Norway, Saudi Arabia, Sweden, and the United Kingdom.

          Under U.S. international services regulations, we also must report our affiliations with foreign carriers. Our relationship with our Canadian affiliate has not created any competitive disadvantages for us. However, an affiliation with any foreign carrier with market power on the foreign end may subject us to dominant carrier treatment (i.e., more stringent reporting requirements) on that particular international route, as well as to FCC prohibitions against providing facilities-based switched or private line services unless settlement rates on the route are at or below the relevant benchmark. At present, we are regulated as a non-dominant carrier on all international routes.

          Other international service rules also may affect our international business, including rules limiting routes over which U.S. international carriers may be permitted to provide international switched services over private lines interconnected with the public switched network (referred to as International Simple Resale, or "ISR"), and prohibitions against providing call-back services to countries that have specifically declared such services to be illegal. Under certain circumstances, international revenues also may be included in the calculation of our required USF contribution.

          The FCC continues to modify its international service policies and regulations to respond to international developments, promote competition, reduce U.S. carrier settlement payments to foreign carriers and encourage liberalization in foreign countries. We cannot predict how such policy changes may affect our Company.

State Regulation. Our intrastate long distance operations are subject to various state laws and regulations, including, in most jurisdictions, certification and tariff filing requirements. Some state PUCs also require the filing of periodic reports, the payment of various fees and surcharges and compliance with service standards and consumer protection rules. State PUCs often require pricing approval or notification for certain stock or asset transfers or, in several states, for the issuance of securities, debt or for name changes. We have received formal commission approvals of applications to provide IXC resale services in three states, Nevada, California and Texas. We are authorized to provide IXC resale services on a registration, or unregulated basis, in four other jurisdictions, specifically New Jersey, Texas, Virginia and the District of Columbia. Applications to provide IXC resale services are currently pending in four additional states, including Illinois, Pennsylvania, Maryland and Florida. We also have provisional authority to begin operations in Pennsylvania.

          Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state laws and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations. PUCs also regulate access charges and other pricing for telecommunications services within each state. The regional Bell operating companies and other local exchange carriers have been seeking reduced state regulatory requirements, including greater pricing flexibility which, if granted, could subject us to increased price competition. We may also be required to contribute to intrastate universal service funds in some states. State authorities also may prosecute consumer "slamming" complaints.

Canada

Registration and Licensing Requirements. We are registered with the Canadian Radio-television and Telecommunication Commission ("CRTC") as a reseller of telecommunications services in Canada. This is a requirement under Canadian law in order to provide resale services in Canada. In the past, this was the only requirement under Canadian law in order to be allowed to resell telecommunications services.

          As of January 1, 1999, new requirements oblige resellers to apply for an international telecommunications service provider license. A licensing regime was established in part because of concerns relating to the potential for anti-competitive behavior involving foreign monopolists acting in conjunction with a resale affiliate based in Canada. The CRTC also wished to be able to exercise some supervision over Canadian service providers, especially resale affiliates in Canada.

          The licensing regime established by the Commission does not distinguish between the more heavily regulated facilities-based Canadian carriers and the much less regulated services-based resellers such as our company, or as between dominant and non-dominant service providers, nor does it distinguish between competitive and non-competitive routes. All service providers that originate or terminate or carry an international call are subject to the licensing regime.

          The licensing regime contemplates two different types of international telecommunications service provider licenses. The Class A licensee is one who operates facilities that are used to transport basic international telecommunications traffic between Canada and another country, regardless of whether the licensee actually owns or leases the facilities involved. In addition, the CRTC has included in this definition a service provider which operates equipment that converts basic international traffic from circuit-switched minutes originating in Canada to non-circuit switched traffic or from non-circuit switched traffic into circuit-switched minutes terminating in Canada, regardless of whether the licensee is actually responsible for the international transport.

          An international telecommunications service provider which performs neither of those functions is classified as a Class B licensee. We fall within that definition, since all of our international traffic is handed off to others to transport it into and out of Canada.

          We currently hold a Class B license from the CRTC. The CRTC issues international telecommunications service provider licenses for a period of five years and has indicated that, once it gains more experience with the licensing regime it will consider extending the terms to the maximum permitted length of 10 years. Licensees who maintain their licenses in good standing may expect to have them renewed by the CRTC. Currently, there is no fee payable in order to obtain an international telecommunications service provider license.

          The licensing regime for Class B licensee is very light handed. Once a license is obtained, the licensee must keep it current, by advising the CRTC of any changes to the filed information. It must also file an annual affidavit stating that no changes to the information on file have taken place or alternatively describing any such changes. We are currently in full compliance with all filing requirements of our Class B license.

          Because we do not provide any services on a monopoly basis and are not a resale affiliate, it is highly unlikely that the CRTC will have any concerns regarding anti-competitive behavior on our part. In addition, because we do not own or operate the underlying transmission facilities used to provide telecommunications services to the public, we are not classified as a Canadian carrier, but rather as a reseller. As such, we are not subject to the Canadian ownership and control requirements that apply to the facilities-based Canadian carriers.

Contribution Requirements. The CRTC established the "contribution" regime in 1992 when it first opened the long distance market to facilities-based competition. At that time, long distance traffic provided a large financial subsidy, or contribution, to local telephone service, and new long distance competitors were required to make contribution payments on a similar basis. Since then, there have been several proceedings to refine the contribution regime in order to address concerns that the regime favored one or other of the incumbent telephone companies or the new competitors.

          In late 2000, following a public proceeding, the CRTC decided to replace the existing collection mechanism, which levied contribution charges only on long distance services, with one that levied charges on a broader range of Canadian telecommunications services. The CRTC determined that it was no longer appropriate for one market segment to be the sole source of contribution subsidies, especially as technological advances, which make it increasingly difficult to identify and count long distance minutes, threatened the sustainability of the current regime. The CRTC instead opted for a revenue-based mechanism and decided to implement a uniform national approach, replacing the current approach of setting different contribution rates for each ILEC territory.

          The CRTC decided that the widest possible range of services and service providers should pay contribution rates. Thus, ILECs, long distance operators, CLECs, cellular operators, resellers such as our company and others must all make contribution payments based on their Canadian telecommunications service revenues.

          Contribution-eligible revenues are defined as total revenues from Canadian telecommunications services. However, several deductions apply, the most important one for us being inter-carrier payments. To prevent "double taxation", inter-carrier payments to other telecommunications service providers are deducted (except where the services are used internally by the acquiring service provider).

          Telecommunications service providers that, together with their affiliates and related companies, have annual Canadian telecommunications service revenues of less than $10 million Canadian are exempt from making contribution payments. The $10 million threshold is determined for the fiscal year of the service provider ending in the immediately preceding calendar year. Service providers in the exempt category do not escape contribution entirely. Many will acquire telecommunications services from other service providers which they, in turn, resell. The supplying service provider will usually include an amount for contribution in the charges for its services. This has the potential to impact the overall cost of services acquired by our company as part of its operation.

          For 2001, the contribution charge was set at 4.5% of contribution-eligible revenues. It is expected to decline quite substantially in future years. Although we had total Canadian telecommunications service revenues in 2001 in excess of $10 million Canadian and are thus liable to pay contribution charges, because of our relatively high inter-carrier payments, our total contribution payments in 2001 are not expected to greater than 1% of revenue. Although we cannot predict whether the CRTC will change its method of contribution assessment and collection in the future, if the current approach remains unchanged and the overall contribution requirement declines as expected, we do not anticipate that our total contribution payments will become material in future years.

REPORTS TO SECURITY HOLDERS

          We furnish our stockholders with annual reports containing audited financial statements and may furnish our stockholders with quarterly or semi-annual reports containing unaudited financial information.

          For further information about our company, you may read the materials we have filed with the SEC without charge at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Section of the SEC in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

          Our SEC filings and the registration statement can also be reviewed by accessing the SEC's internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the Consolidated Financial Statements of Yak Communications (USA), Inc. and Subsidiaries, and the related notes to the Financial Statements. Our Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. and have been audited by our independent auditors.

          The financial information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to our continuing operations.

Results of Operations for the year ended June 30, 2001 as compared to the year ended June 30, 2000.

          Net revenue increased $8,434,000, or 130%, to $14,933,000 for the year ended June 30, 2001, from $6,499,000 for the year ended June 30, 2000. Revenue from dial-around sales increased $9,811,000, or 195%, to $14,849,000 for the year ended June 30, 2001, from $5,038,000 for the year ended June 30, 2000, which was our first year of operations. We experienced continuous monthly increases in sales from $9,780 in our first month of operations in July 1999 to $825,000 for June 2000. This monthly increase in sales has continued throughout the fiscal year ended June 30, 2001. Sales for the month of June 2001 were $1,535,000. This sales increase was the result of our marketing efforts in two Canadian cities, Toronto and Montreal, and consumer acceptance of our product.

          Our typical customers, low and moderate income residential customers (often located in ethnic neighborhoods) and small business owners, are large users of international long-distance telephone services. The overwhelming number of our customers use our service for international long-distance calls. Our experience has been generally that the more we spend on marketing and advertising, the more of our services are used. Further, we believe that our customers, in turn, tell others about our service, thereby increasing the use of our service. The following table is indicative in approximate numbers (in U.S. dollars) of how our marketing efforts affect and increase our customer base and revenues:

Quarter       Marketing   Net New     Average Acquisition   Sales Revenue
Ended         Expense     Customers   Cost per Customer     Per Quarter

Dec.  1999    $137,500    21,270      $  6.46               $  749,002
Mar.  2000     231,000    18,239        12.67                1,659,675
June  2000     210,000    16,022        13.11                2,516,750
Sept. 2000     321,000    24,015        13.37                2,858,160
Dec.  2000     223,000    21,152        10.54                3,252,806
Mar.  2001     201,000    25,108         8.00                4,210,836
June  2001     172,892    15,141        11.42                4,527,668
Sept. 2001     307,000    32,602         9.41                5,277,176
Dec.  2001     365,975    41,808         8.75                5,838,802

          As prices for long-distance calls decline, we expect increases in long-distance usage. In our established (Canadian) markets, we continue to experience monthly increases in revenues. We do not expect to saturate our markets in the short-term.

          During fiscal year 2000, we had $1,460,000 of gross revenue from our wholesale carrier resale services, which decreased to $83,000 in gross revenue for the year ended June 30, 2001. This material decrease was a result of our decision to terminate our wholesale arrangement in early fiscal year 2001. During our development stage, we resold long distance services on a wholesale basis to a carrier controlled by a director and shareholder. This was to establish a volume of telephony traffic over our switch. This volume enabled us to achieve a greater purchasing power for our long distance services. It also enabled us to test our switching systems and billing and collections systems, along with providing critical cash flow during our development stage. Subsequently, during fiscal year 2001, we had developed sufficient volumes from our dial-around sales that we were able to replace the wholesale revenue stream with our significantly more profitable dial-around service.

          Cost of revenue increased $6,387,000, or 110%, to $12,159,000 for the year ended June 30, 2001, from $5,772,000 for the year ended June 30, 2000. This increase is in proportion to the increased telephony traffic volume associated with the growth in our dial-around revenues. Cost of revenue is comprised primarily of the cost of long distance services, fees for the processing and transporting of our calls, and fixed and variable line access. The overall cost of revenue decreased to 81% of sales for the year ended June 30, 2001, from 89% of sales for the year ended June 30, 2000. This decrease resulted from the termination of our minimally profitable wholesale carrier resale arrangement, and replacing it with the more profitable dial-around service. The majority of the cost of revenue is variable, based upon the cost of the long distance services, processing fees, and access costs. As our telephony traffic volume increased, we believe our "purchasing power" improved significantly; this has allowed us to lower our long distance costs. Furthermore, as our telephony volume increases many costs such as line access charges will remain fixed, which allows us to improve our margins. Also, higher telephony traffic volumes are expected to allow us to negotiate lower long distance costs. We anticipate these factors will allow us to become profitable in fiscal 2002.

          The cost of long distances services has decreased to 54% for the year ended June 30, 2001 from 66% for the year ended June 30, 2000.

          Selling, general and administrative expenses ("SG&A") increased $1,190,000, or 93%, to $2,468,000 for the year ended June 30, 2001, from
$1,277,000 for the year ended June 30, 2000. This increase was at a lower rate than the growth of revenue during the same period. The increase is primarily due to additional spending for marketing and advertising in order to attract new customers and increase our revenue base. Of this increase, advertising and promotion was the largest component of $1,022,000 for the year ended June 30, 2001, from $391,000 for the year ended June 30, 2000. The next largest component of SG&A was salaries, which increased to $703,000 for the year ended June 30, 2001, from $295,000 for the year ended June 30, 2000. The increase in salaries was a result of hiring additional administrative, technical, and customer service employees, which were required to support our growth in sales during fiscal 2001. These expenses, other than marketing, are expected to rise at a lower rate than that of our projected revenue increases, further improving our operating margins.

          Organizational and start-up costs for the development of operations of our subsidiary Yak Communications (America), Inc., which was incorporated in March 2001, were $87,000. These costs were composed primarily of legal and consulting fees incurred to obtain the regulatory licenses and contracts required to commence U.S. operations. This subsidiary is still in the development stage and has recently commenced limited test marketing at one location in the U.S.

          Accounts receivable financing costs related to the factoring of our trade accounts receivable, which the Company began in March 2000, have increased $289,000, or 583%, to $340,000 for the year ended June 30, 2001 from $50,000 for the year ended June 30, 2000. This change is a direct result of the increased amount of accounts receivable being factored.

          Depreciation and amortization increased $242,000, or 115%, to $452,000 for the year ended June 30, 2001, from $210,000 for the year ended June 30, 2000. This increase is a result of total, to-date capital spending of our Company from $3,147,000 for fiscal 2001 from $1,855,000 for fiscal 2000.

Liquidity and Capital Resources

          Our liquidity requirements arise from cash used in operating activities, purchases of capital assets and interest and principal payments on outstanding indebtedness. To date, we have financed our growth through the private placement of equity securities, borrowings, accounts receivable financing, vendor financing and capital lease financing. Presently, we have no plans for further equity financing.

          In the short-term, we expect that we can generate sufficient internal cash flow from existing growth to meet our current working capital requirements. Our planned revenue growth and current positive operating cash flow are expected to be sufficient to fund current operations and reduce our working capital deficiency for the balance of 2002. However, as described below, additional funding may be necessary expand in our Canadian market and to pursue our U.S. development plans.

          We currently have sufficient telephone switching capacity to meet our short-term growth, which will principally be in Canada. For the next twelve months we believe that we will maintain our existing telephone switching capacity from our current cash flow. Currently, we require approximately $200,000 per year to maintain our telephone switching capacity. We have been able to secure additional telephone switching capacity through equipment lease financing and expect to continue to use this source of financing in the foreseeable future. In the long term, we believe that equipment leasing opportunities will allow us to expand our telephone switching capacity as necessary, and that our cash flow will be sufficient to meet our obligations under any such leasing arrangements.

          When a customer uses our services, the LEC with which we have billing and collection agreements uses our billing records to collect on our behalf. The LEC pays us within 45 days from the end of the month in which the customer uses our services; as a result, this can be up to 75 days from when the service is actually provided. In order to fund our working capital requirements, we currently utilize the services of a factor. We sell our receivables to the factor on a "recourse" basis. Historically, a "factor" has provided us with six weeks of financing up to $2,000,000. Under this arrangement, we receive a weekly draw of funds based on invoices rendered. We have recently obtained accounts receivable financing of up to $6,000,000 (based upon certain margin requirements) from an institutional lender, the proceeds from which are currently available.

          Net cash provided from operating activities was $938,000 for the year ended June 30, 2001, as compared to net cash provided from operating activities of $20,000 for the year ended June 30, 2000. This was due to a reduction of our net loss from operating activities, before non-cash item, to $210,000 for the year ended June 30, 2001, from $604,000 for the year ended June 30, 2000. The remaining increase in net cash provided from operating activities represented an increase in borrowed funds (resulting in an increase in current liabilities of $2,498,000, which was partially offset by an increase in current assets of $1,349,000).

          Net cash used in investing activities was $1,005,000 for the year ended June 30, 2001 as compared to $841,000 for the year ended June 30, 2000. These investing activities comprise cash component of the additions to our property and equipment.

          Net cash provided by financing activities was $126,000 for the year ended June 30, 2001 as compared to $778,000 for the year ended June 30, 2000. This was cash realized primarily from the proceeds of borrowings and the sale of equity in the aggregate amount of $582,000 for the year ended June 30, 2001, compared to $350,000 for the year ended June 30, 2000.

          We do not have any plans for any further significant acquisitions of property and equipment during the current fiscal year. We believe we have sufficient fixed capacity to accommodate our anticipated volume of telephony traffic in both Canada and the U.S. during fiscal 2002. We expect that the only capital additions to be made during fiscal year 2002 will be those required to maintain our existing telephony capacity.

          We anticipate that additional working capital will be required to fund our long term growth expected from our recent expansion in major Canadian cities that began in summer 2001. In order to satisfy this working capital requirement, we may be required to raise additional funds by increasing our available amount to be borrowed on our accounts receivable factoring arrangements, or by obtaining more traditional accounts receivable financing. In addition, we may seek to obtain additional funds from public or private equity or debt offerings; however, we have no plans to do so at this time. We intend to investigate and test market in certain discrete locations in the U.S. in order to determine the potential for success of our business in the U.S.; however, we do not intend to commence significant marketing efforts in the U.S. until sufficient working capital is available. If no further external funding is available, we may not actively pursue expansion plans in the U.S.

          Revenue is expected to continue to increase as new Canadian and U.S. markets are developed and our existing Canadian markets mature. Currently our monthly revenue is approximately $2.5 million and we expect that we can increase our monthly revenue to $6,000,000 with a minimal increase in telephone switching capacity investment.

Trends

          Major telecommunication companies may, in the future, "bundle" various telephone services, and as part of this "bundling" they may offer long-distance telephone services at no or very low costs to consumers. We do not believe our customers are part of the target market for these types of promotions, since we do not believe that our typical customers rely upon the types of services which can be expected to be made available in such "bundled" offerings. In the short term we do not expect this potential trend to adversely affect our business.

FORWARD LOOKING STATEMENTS

          From time to time, we make statements about our future results in this Form 10-SB that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and the current economic environment. Such statements are subject to known and unknown risks and uncertainties that could cause actual future results and developments to differ materially from those currently projected. We caution you that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause our actual results to differ materially from those in the forward-looking statements, include, but are not limited to: (i) access to sufficient working capital to meet our operating and financial needs; (ii) our ability to respond to growing competition in our markets for discount long distance services as well as the extent, timing and success of such competition; (iii) our ability to expand into new markets and to effectively manage our growth; (iv) the profitability of our entry and expansion into the U.S. market; (v) customer acceptance and effectiveness of us as a discount long distance provider and our ability to assimilate new technology and to adapt to technological change in the telecommunications industry; (vi) our ability to develop and provide voice over internet and web-based communications services; (vii) changes in, or failure to comply with, applicable governmental regulation; (viii) our reliance on our key personnel and the availability of qualified personnel; (ix) the duration and extent of the current economic downturn; (x) general economic conditions or material adverse changes in markets we serve; (xi) the risk that our analyses of these risks could be incorrect and that the strategies developed to address them could be unsuccessful; (xii) changes in our accounting assumptions that regulatory agencies, including the Securities and Exchange Commission, may require or that result from changes in the accounting rules or their application, which could result in an impact on our earnings; and (x) various other factors discussed in this filing.

PROPERTIES

CORPORATE OFFICES

          We lease approximately 5,200 square feet of office space at 55 Town Centre Court, #610, Toronto, Ontario, for our corporate and customer service operations. The term of the lease expires in May 2003 and the monthly payment is approximately $5,800.

SWITCH LOCATIONS

          We currently lease space at 151 Front Street, Toronto, Ontario and 60 Hudson Street, New York, to house our Harris LX and Harris IXP communication switches. Both locations are in buildings which house many other carriers. This provides us with the advantage of ease of access to other carriers. These switches are installed in rooms that are environmentally modified, cooled and designed for switching equipment. They also have full battery backup for a full 24 hours in case of a power failure.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth the beneficial ownership of shares of our common stock by (i) each person who is known to us to be the beneficial owner of more than 5% of our common stock; (ii) each director and named executive officer (defined above) individually; and (iii) all directors and executive officers as a group. Beneficial ownership of common stock has been determined for this purpose in accordance with Rules 13d-3 and 13d-5 of the Securities and Exchange Commission, under the Securities Exchange Act of 1934, as amended, which provide, among other things, that a person is deemed to be the beneficial owner of common stock if such person, directly or indirectly, has or shares voting power or investment power with respect to the common stock or has the right to acquire such ownership within sixty days after the date of this registration statement.

---------------------------------------------------------------------------------------
Name and Address of Beneficial
------------------------------
Owners                                       Number of Shares   Percent of Class (%)(1)
------                                       ----------------   -----------------------
---------------------------------------------------------------------------------------
Directors and Executive Officers
---------------------------------------------------------------------------------------
Charles Zwebner                                2,077,400(2)               36.0
121 Westgate Boulevard
Toronto, Ontario M3H 1P5
---------------------------------------------------------------------------------------
Vincent Genova (3)                               318,200                  7.4
1 Deerchase Circle
Woodbridge, Ontario L4H 1B4
---------------------------------------------------------------------------------------
Mitchell Shore                                   201,600                  4.7
45 Palm Drive
Toronto, Ontario M3H 2B5
---------------------------------------------------------------------------------------
Anthony Greenwood                                  7,500                   *
112 Glen Park Avenue
Toronto, Ontario, M6B 2C5
---------------------------------------------------------------------------------------
Anthony Heller                                   492,400                  11.5
77 Caribou Road
Toronto, Ontario M5N 2A7
---------------------------------------------------------------------------------------
Margaret Noble                                     7,500                   *
9 Epps Crescent
Ajax, Ontario, L1Z 1J2
---------------------------------------------------------------------------------------
Owners of More Than 5% of Stock

---------------------------------------------------------------------------------------
Michael Zwebner (4)                              253,200                  6.0
Melvin Hall
Golders Green Road
London, England NW11
---------------------------------------------------------------------------------------
Joseph Genova                                    318,200                  7.4
35 Orkney Crescent
Etobicoke, Ontario M9A 2T4
---------------------------------------------------------------------------------------
Talk Visual Corporation (5)                      405,516                  9.4
3550 Biscayne Boulevard
Suite 704
Miami, Florida 33137

---------------------------------------------------------------------------------------
All Directors  and  Executive  Officers as      2,895,500                 50.1
a Group (6 persons)
---------------------------------------------------------------------------------------

----------
* Less than 1%.
(1) Based on 4,295,158 shares of common stock outstanding as of the date of this filing.
(2) Includes a currently exercisable option to purchase 1,284,000 shares of common stock, exercisable at $1.558 per share and 197,000 shares of Series A Convertible Preferred Stock which may converted at any time into 197,000 shares of common stock currently held in the name of 1231912 Ontario, Inc., a corporation controlled by Charles Zwebner.
(3) Mr. Joseph Genova is the brother of Vincent Genova.
(4) Mr. Michael Zwebner is the brother of Charles Zwebner. Does not include 67,242 shares owned by Overseas Development Holdings Corporation, a foreign corporation, of which Michael Zwebner is a principal shareholder and a director.
(5) Talk Visual Corporation is a Delaware corporation which Michael Zwebner is a shareholder, director and officer.

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of the registrant are as follows:

NAME                  AGE     POSITION
----                  ---     --------
Charles Zwebner       43      President, Chief Executive Officer and
                              Director

Vincent Genova        38      Director

Mitchell Shore        43      Vice  President  of  Design,   Product   Marketing
                              and Advertising

Anthony Greenwood     43      Director and Secretary

Anthony Heller        51      Director

 Margaret Noble       40      Controller

MANAGEMENT

A brief description of management of the Company is as follows:

CHARLES ZWEBNER.
---------------

          Mr. Zwebner is the founder of our company, and has served as our President, Chief Executive Officer, and Chairman of our Board of Directors since our inception in December 1998. Prior to organizing our company, he served as the President of CardCaller

Canada Inc. (1992-1998) and was a member of its Board of Directors. Mr. Zwebner founded CardCaller Canada in 1992, which developed the first Canadian fixed amount prepaid, multilingual telephone calling card. In June 1997, the shareholders, including Mr. Zwebner, of CardCall International Holdings, Inc. ("CIH"), the parent of CardCaller Canada, sold all of their shares in CIH to a U.S. public corporation. Mr. Zwebner continued as President and a director of CardCaller Canada until his resignation in August 1998. Prior to Mr. Zwebner's resignation, the new owner of CIH disposed of substantially all of the assets of that company. Mr. Zwebner holds a B.A. in Computer Science and Business Administration from York University.

VINCENT GENOVA.
--------------

          Mr. Genova is a co-founder of Cash Money Chequing Inc., a chain of check cashing stores in Toronto, Canada. For the past nine years he has been responsible for the development and implementation of the unique telephone products and financial services of Cash Money. Mr. Genova has been instrumental in site selection, lease negotiation, site plan approval, construction of all stores, and all aspects of new store development. He has also been co-responsible for product development, implementation of internal controls, and systems, and general administration of the company since inception. Together with his brother Mr. Joe Genova, he has developed effective ways to market telecommunication and financial products that have achieved above average industry growth, revenue, and profits.

MITCHEL ANDREW SHORE.
--------------------

          Mr. Shore has served as our Vice President of Design, Product Marketing and Advertising since January 1999. Since 1984, Mr. Shore has operated Mitchel Shore Creative Services, Inc., which has provided marketing and advertising services for an array of small, medium and large companies, including London Radio, TV Ontario, AES, BIC Shavers, Bata Shoes, Friedberg Mercantile, and Shell Canada. Mitchel Shore holds an Honours B.A. from York University (1977) and an M.A. from University of Western Ontario (1981) specializing in Marketing and Advertising.

ANTHONY GREENWOOD
-----------------

          Mr. Greenwood is a Canadian attorney with Greenwoods Barristers & Solicitors. He was educated in Europe and North America, and practices law and acts as a consultant to both Canadian and U.S. private and public corporations in the area of business law, cross border financing, and dispute resolutions. He is a member of the International Law and Business Law sections of the American Bar Association and sits on several committees including the International Business Law Committee of the Section of Business Law. He is also a member of the Canadian Bar Association, the London, England-based International Bar Association, and the Tokyo-based Inter-Pacific Bar Association. Mr. Greenwood is an author of many academic articles in the areas of secured financing, corporate finance, financial service regulation, and international debt recovery & dispute resolution, and is an associate editor of the Canadian-based international Banking & Finance Law Review and an editor of the Australian-based international law publication Journal of Banking and Finance, Law & Practice. Mr. Greenwood is also a part time lecturer at the Osgoode Hall Law School (Toronto, Canada).

ANTHONY HELLER.
--------------

          Mr. Heller has served as a Director of our company since December 1998. He has served as the President of Plazacorp Investments Limited (a real estate development company based in Toronto, Canada) since 1994. Since 1994, Plazacorp has completed over $100 million worth of real estate developments principally in Canada. Mr. Heller has also been involved in venture capital financings and has consulted to both privately held and publicly traded companies in which he has invested.

MARGARET NOBLE
--------------

          In 1985 Ms. Noble was accredited as a Certified Management Accountant. Ms. Noble also graduated from Centennial College in 1983 with a diploma in Business Administration - Accounting and Financial Management and a diploma in General Business - Data Processing. Since her CMA accreditation she has held various accounting and computer system positions in the high tech, entertainment and telecommunication industries. Her experience includes the implementation of accounting systems and procedures as well as strategic planning and problem solving at Dome Productions, Magnetic North and Yak Communications. In addition to her position as Controller for Yak Communications, Ms. Noble is also on the Board of Directors as Treasurer for the United Way of Ajax/Pickering, Ontario.

EXECUTIVE COMPENSATION

Compensation

          The following table sets forth information about the compensation paid or accrued by the Company to the Company's named executive officers whose aggregate compensation exceeded $100,000, for the last three completed fiscal years:

SUMMARY COMPENSATION TABLE

                                                                    Long-Term
                                                                    Compensation
                                 Annual Compensation                Awards
Name and
--------                                                            Securities Underlying
Principal Position               Year     Salary       Bonus        Options
------------------
Charles Zwebner -                1999     $ 85,000           --            --
President, and                   2000     $100,000     $ 85,000            --
Chief Executive Officer          2001     $120,000     $100,000     1,284,000

Compensation of Directors

          Our Directors do not receive any compensation in their capacity as members of our Board of Directors.

Compensation of Officers - Employment Agreements

          On September 20, 2000, the Company and our Canadian subsidiary entered into an Employment Agreement with Charles Zwebner, our President and Chief Executive Officer, which provides him an annual base salary of $120,000. The Employment Agreement expires on December 31, 2003, unless terminated earlier in accordance with the provisions of the agreement. The Employment Agreement also provides for annual salary increases and bonuses as determined by our Board of Directors.

          On December 21, 2000, in connection with Charles Zwebner's employment agreement, our Company entered into a Stock Option Agreement with Charles Zwebner. Under this Stock Option Agreement, our Company granted Mr. Zwebner the option (the "Option") to purchase up to 1,284,000 shares of our common stock (the "Option Shares") at an exercise price of $1.558 per share. The Option expires on December 31, 2003. The Option is exercisable solely upon the occurrence of any of the following events: (i) the sale of all or substantially all of the assets of the Company; or (ii) an initial public offering of an equity security by the Company under the Securities Act of 1933, as amended. In the event that neither of these conditions to exercise is satisfied prior to the expiration of the Option or in the event of Charles Zwebner's death or termination of his employment with the Company prior to December 31, 2003 for any reason excluding for cause, then Charles Zwebner may require that the Company purchase the Option Shares. The purchase consideration of the option shares shall be in stock of the company. The number of shares to be considered shall be based upon a market value sale price of the Company as if the Company were to be sold and the value of the Option Shares would be included in the sale price.

STOCK OPTION PLAN

          In June 1999, we established a stock option plan for key employees which covers up to 640,000 shares of our common stock. There are currently no options outstanding under the stock option plan. We have created a committee composed of two outside directors to administer the stock option plan.

STOCK AWARD PLAN

          The Company has authorized a one-time Stock Award Plan whereby the Company may issue up to an aggregate of 40,000 shares of its common stock to certain of its employees as the Board of Directors may determine in its discretion. As of December 28, 2001, 40,000 shares were issued under the Stock Award Plan.

OPTION GRANTS IN LAST FISCAL YEAR

                  Number of         Percent of Total
                  Securities        Options Granted to
                  Underlying        Employees in
Name              Options Granted   Fiscal  Year         Exercise Price   Expiration
----              ---------------   ------------         --------------   ----------
Charles Zwebner   1,284,000         100%                 $1.558           12/31/03

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          Our Canadian subsidiary has entered into an agreement with 1054311 Ontario Limited, a company controlled by Anthony Heller, a shareholder and director of our Company, to provide cash advances or arrange for third-party financing of up to $435,000 to our Canadian subsidiary, based upon available accounts receivable from Bell Canada. The cash advances bear interest at a rate of 12% per year, which will be waived if the credit is not in default. The lender has the right to arrange for receivable financing from a commercial lender which would replace its receivable financing to us. If substitute receivable financing is arranged, we do not have to accept it as a substitute for the existing financing if the interest rate exceeds the published "prime rate" for various chartered Canadian banks plus 1.5% per year. If our accounts receivable from Bell Canada exceed $435,000, the lender has agreed to subordinate its position, if necessary, to allow us to secure additional receivable financing. This agreement expires on March 15, 2006. As of December 31, 2001, the entire amount of this outstanding indebtedness (approximately $398,000) was cancelled and converted into 200,000 shares of the common stock of the Company.

          On April 13, 2000 we entered into a three-year lease with E-Cash Card Services, Inc., a corporation controlled by Charles Zwebner, for 5,200 square feet of office space to house our corporate offices and customer service operations at 55 Town Centre Court, #610, Toronto, Ontario. This lease provides for monthly rent of $5,800 which rent is subject to adjustment on an annual basis.

          In December 2000, the Company entered into a transaction with Talk Visual Corporation ("TVCP"), a corporation controlled by Michael Zwebner, the brother of Charles Zwebner. Pursuant to this transaction, TVCP agreed to purchase between 51% and 60% of the outstanding shares of our common stock in exchange for $.50 in cash and four shares of TVCP common stock for each share of our common stock. In addition, TVCP agreed to loan to us $1 million. As part of this loan amount and in anticipation of closing this transaction, TVCP advanced us $450,000. Subsequently, this transaction failed to close and an agreement was entered into on June 30, 2001 which provided for the conversion of the outstanding balance of the initial $450,000 advance ($366,000) into 202,758 shares of our common stock along with our further obligation to issue to TVCP, or otherwise arrange for TVCP to receive, an additional 202,758 YAK shares in exchange for 8,241,600 TVCP shares. As of December 28, 2001 this transaction was completed. As part of this stock exchange, Overseas Development Holdings Limited, an affiliate of Michael Zwebner, exchanged 82,758 YAK shares for 3,364,221 TVCP shares. The balance of 120,000 YAK shares was exchanged by a third party shareholder of our company for 4,877,379 TVCP shares. As of December 28, 2001 there are no remaining outstanding agreements, liabilities or obligations between TVCP and our company.

          Michael Zwebner, the brother of Charles Zwebner, has arranged loans to the Company in the amount of $300,000 of which as of June 30, 2001 $216,000 was outstanding. The terms of this loan are on demand with no fixed terms of interest.

          During fiscal year 2000, we had approximately $1.46 million in gross revenue from the sale of long distance services on a wholesale basis to First Debit Corporation, a corporation controlled by Vincent Genova, one of our directors and shareholders. The sale of these services was based on a verbal arrangement with First Debit Corporation which was terminated during fiscal 2001.

DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          We are authorized to issue 100,000,000 shares of common stock, no par value. As of December 28, 2001 there were 4,055,158 shares of our common stock currently issued and outstanding, which are held of record by 94 shareholders. There currently is no public market for our common stock.

          In general, under Rule 144, as currently in effect, our affiliates or a person (or persons whose shares are required to be aggregated) who has beneficially owned shares for at least one year will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

          1% of the then outstanding shares of common stock; or

          the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions.

          In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

COMMON STOCK

          The holders of the common stock are entitled to one vote for each share held, and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the company, the holders of our common stock are entitled to receive our net assets in proportion to the respective number of shares held by them after our payment of liabilities and liquidation preference on any preferred stock which may be outstanding. The holders of our common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock.

PREFERRED STOCK

Series A Convertible Preferred Stock

          Within the limits and restrictions contained in our Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock, no par value per share, in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. There are 500,000 shares of Series A Convertible Preferred Stock authorized (the "Preferred Stock"). 247,000 shares of Preferred Stock were issued to 1231912 Ontario Inc., a Canadian corporation controlled by Charles Zwebner, for $247,000 and 300,000 shares of Preferred Stock were issued to The Ralquina Group Holding, Ltd. for $300,000. There are currently 497,000 shares of Preferred Stock outstanding. On June 30, 1999, 50,000 shares of Preferred Stock issued to 1231912 Ontario Inc. were redeemed by the Company.

          The Preferred Stock is entitled to a 4% annual dividend. To date no dividends have been paid on the Preferred Stock and as of December 31, 2001 we were in arrears of $42,640 in cumulative dividends. The Preferred Stock is non-voting and non-participating and has a liquidation preference of $1.00 per share. Shares of the Preferred Stock are convertible into common stock at the holder's option at a conversion rate of one share of common stock for each share of Preferred Stock. We have the right to redeem, in whole or in part, upon 30 days' written notice, the Preferred Stock at a redemption price of $1.00 per share plus all accumulated dividends thereon.

          Shares of our preferred stock could be utilized, under certain circumstances, to make an attempt to gain control of the company more difficult or time consuming. For example, shares of our preferred stock could be issued with certain rights which might have the effect of diluting the percentage of our common stock owned by a significant stockholder, or issued to purchasers who might side with management in opposing a takeover bid, which our Board of Directors determines is not in the best interests of our company and its shareholders. A takeover transaction frequently affords shareholders the opportunity to sell their shares at a premium over current market prices. Our Board of Directors has not authorized any series of preferred stock other than the Preferred Stock.

STOCK TRANSFER AGENT

          The stock transfer agent for our common stock is Nevada Transfer and Trust Company.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

          Our Common Stock is not currently quoted on any national exchange or other public trading market.

          We have not paid any dividends on our common stock and we intend to retain all earnings for use in our operations and to finance the development and the expansion of our business. We do not anticipate paying any dividends on the common stock in the foreseeable future. The payment of dividends is within the discretion of our Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and our operating and financial condition, among other factors.

Item 2. Legal Proceedings

          We are currently not a party to any material litigation which is not incidental to the ordinary course of its business and operations.

Item 3. Changes in and Disagreements With Accountants

          None.

Item 4. Indemnification of Directors and Officers

          The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. Our Articles of Incorporation (the "Articles") and Bylaws provide that our directors and officers shall be indemnified to the fullest extent permitted by the Corporation Act.

          The provisions of the Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (i) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) deriving an improper personal benefit from a transaction, (iii) voting for or assenting to an unlawful distribution and (iv) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

          The effect of the foregoing is to require that our officers and directors be indemnified for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                                    PART F/S

          The Company's audited consolidated financial statements for the fiscal years ended June 30, 2001 and June 30, 2000, immediately follow the signature page to this Form 10-SB.

                                    PART III

Item 1. Index to Exhibits

EXHIBIT NO.                DESCRIPTION OF DOCUMENT

3.1 Articles of Incorporation of the Company as filed on December 24, 1998, with the Secretary of State of the State of Florida.*

3.2 Articles of Amendment to the Articles of Incorporation of the Company, increasing the number of authorized common stock from 50 million shares to 100 million shares, as filed on June 4, 1999, with the Secretary of State of the State of Florida.*

3.3 Articles of Amendment to the Articles of Incorporation of the Company, designating Series A Convertible Preferred Stock, as filed on July 27, 1999, with the Secretary of State of the State of Florida.*

3.4           Bylaws of the Company.*

10.1          1999 Stock Option Plan.*

10.2 Credit Facility, dated June 14, 1999, between the Company and 1054311 Ontario Limited.*

10.3 Billing and Collection Services Agreement, dated August 26, 1998, between the Company and Bell Canada.*

10.4 Billing and Collection Services Agreement, dated August 8, 2000, between the Company and Telus Corporation.*

10.5 EMI Translation Service Agreement, dated July 1, 2000, between Telus Communications, Inc. and the Company.*

10.6 Option Agreement, dated December 21, 2000, between the Company and Charles Zwebner.*

10.7 Employment Agreement between the Company, Yak Communications (Canada), Inc. and Charles Zwebner, dated September 20, 2000.*

10.8 $3,000,000 Credit Facility among the Company, Yak Communications (Canada), Inc. and SLF Finance Inc., dated February 7, 2000.*

10.9 Invoice Ready Billing and Information Management Services Agreement, dated April 27, 2001, between Yak Communications (America) Inc. and Billing Concepts, Inc.**

21            Subsidiaries.*

23.1          Consent of Horwath Orenstein LLP.*

24            Form of Power of Attorney.*

*    Previously filed with Form 10-SB filed January 3, 2002.
**   Previously filed with Form 10-SB/A filed February 20, 2002.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Yak Communications (USA), Inc.


Date:       April 23, 2002            By:         /s/ Charles Zwebner
                                         ---------------------------------------
                                      Title: Chairman


                                      By:         /s/ Vincent Genova
                                         ---------------------------------------
                                      Title: Director


                                      By:         /s/ Anthony Greenwood
                                         ---------------------------------------
                                      Title: Director


                                      By:         /s/ Anthony Heller
                                         ---------------------------------------
                                      Title: Director

CONSOLIDATED
FINANCIAL STATEMENTS



YAK COMMUNICATIONS (USA), INC.
AND SUBSIDIARIES

For the years ended from June 30, 2001 and 2000 and the six months ended December 31, 2001 and 2000

---------

                                               HORWATH ORENSTEIN LLP
                                               Chartered Accountants

                                               A MEMBER OF HORWATH INTERNATIONAL

                                               595 Bay Street, Suite 300
                                               Toronto, Canada
                                               M5G 2C2
                                               Telephone (416) 596-1711
                                               Fax (416) 596-7894

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
   Yak Communications (USA), Inc.
   Miami, Florida

We have audited the consolidated balance sheet of Yak Communications (USA), Inc. and Subsidiaries ("the Company") as of June 30, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yak Communications (USA), Inc, and Subsidiaries as of June 30, 2001 and the results of their operations and their cash flows for the years ended June 30, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.


                                   /s/ HORWATH ORENSTEIN LLP

                                   Chartered Accountants

Toronto, Canada
August 10, 2001

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                      December 31,    June 30,
                                               Note      2001           2001
===============================================================================
                                                      (Unaudited)
                                                           $              $
                ASSETS
CURRENT
  Cash                                                    34,276         59,404
  Accounts receivable                           4      4,078,252      3,258,314
  Prepaid expenses and sundry                            216,912        158,749
  Income taxes recoverable                                 6,244          6,244
  Deferred costs                                          38,501         77,002
                                                       ------------------------
                                                       4,374,185      3,559,713

DEPOSITS                                                  54,380         55,152

LICENCE FEES                                              57,016         79,260

PROPERTY AND EQUIPMENT                          3      2,555,366      2,531,570
                                                       ------------------------
                                                       7,040,947      6,225,695
                                                       ========================

   The accompanying notes are an integral part of these consolidated financial statements

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                      December 31,    June 30,
                                               Note      2001          2001
===============================================================================
                                                      (Unaudited)
                                                          $              $

                        LIABILITIES
CURRENT
   Accounts payable and accrued liabilities            1,678,912      1,630,633
   Amounts due to long distance carriers               1,995,527      1,736,275
   Amounts due for equipment                             196,973        360,034
   Due to Factor                                4      2,031,411      1,580,444
   Note payable                                 5         44,346         51,519
   Due to related parties                       6        317,362        216,000
   Current portion of obligations under
     capital leases                             7        214,642        253,641
                                                      -------------------------

                                                       6,479,173      5,828,546
                                                      -------------------------

LONG-TERM DEBT
   Obligations under capital leases             7         48,193        139,866
   Loan payable                                 8             --        415,030
                                                      -------------------------
                                                          48,193        554,896
                                                      -------------------------
                                                       6,527,366      6,383,442
                                                      -------------------------

          STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK                                    9        196,551        194,151
SERIES A CONVERTIBLE PREFERRED STOCK            9        497,000        497,000
ADDITIONAL PAID-IN CAPITAL                             1,240,030        764,359
ACCUMULATED OTHER COMPREHENSIVE INCOME -
   TRANSLATION ADJUSTMENT                                 16,524         31,585
DEFICIT                                               (1,436,524)    (1,644,842)
                                                      -------------------------
                                                         513,581       (157,747)
                                                      -------------------------
                                                       7,040,947      6,225,695
                                                      =========================

   The accompanying notes are an integral part of these consolidated financial statements

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                        Accumulated
                                                      Additional       Series A           other
                                    Common stock       paid-in      Preferred stock    comprehensive                  Stockholders'
                                 Shares     Amount     capital     Shares    Amount       income         Deficit    Equity (Deficit)
====================================================================================================================================
                                               $          $                     $           $              $                 $
Balance, June 30, 1999          3,840,000   192,000     338,510    197,000   197,000       8,396         (145,324)       590,582

Common stock issued for
services                            2,400        24      11,976         --        --          --               --         12,000

Common stock issued for cash       10,000       100      49,900         --        --          --               --         50,000

Series A preferred stock
issued for cash                        --        --          --    300,000   300,000          --               --        300,000

Foreign currency translation
adjustment                             --        --          --         --        --      22,103               --         22,103

Net loss                               --        --          --         --        --          --         (836,258)      (836,258)
                                ----------------------------------------------------------------------------------------------------
Balance, June 30, 2000          3,852,400   192,124     400,386    497,000   497,000      30,499         (981,582)       138,427

Common stock issued for
 conversion of debt to equity     202,758     2,027     363,973         --        --          --               --        366,000

Foreign currency translation
 adjustment                            --        --          --         --        --       1,086               --          1,086

Net loss                               --        --          --         --        --          --         (663,260)      (663,260)
                                ----------------------------------------------------------------------------------------------------
Balance, June 30, 2001          4,055,158   194,151     764,359    497,000   497,000      31,585       (1,644,842)      (157,747)

Foreign currency translation
 adjustment(unaudited)                 --        --          --         --        --     (15,061)              --        (15,061)

Common stock issued under
 employee stock award
 (unaudited)                       40,000       400      79,600         --        --          --               --         80,000

Common stock issued for
 conversion of debt to equity
 (unaudited)                      200,000     2,000     396,071         --        --          --               --        398,071

Net income (unaudited)                 --        --          --         --        --          --          208,318        208,318
                                ----------------------------------------------------------------------------------------------------
Balance, December 31, 2001
 (unaudited)                    4,295,158   196,551   1,240,030    497,000   497,000      16,524       (1,436,524)       513,581
                                ====================================================================================================

   The accompanying notes are an integral part of these consolidated financial statements

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  Six months ended          For the years ended
                                                    December 31                    June 30
                                                 2001           2000          2001          2000
===================================================================================================
                                              (unaudited)   (unaudited)
                                                  $              $              $             $

NET REVENUE                                   11,115,978     6,305,787     14,932,936     6,498,751

COST OF REVENUE                                8,498,350     5,546,091     12,159,325     5,772,515
                                              -----------------------------------------------------
GROSS MARGIN                                   2,617,628       759,696      2,773,611       726,236
                                              -----------------------------------------------------
EXPENSES
   Selling, general and administration         1,742,616     1,093,095      2,468,016     1,277,742
   Employee stock award cost                      80,000            --             --            --
   Organizational and start-up costs              72,033            --         87,371            --
   Accounts receivable financing                 269,605       138,118        339,648        49,660
   Interest on long-term debt                         --        44,064         44,846            --
   Interest on capital lease obligations          16,901        23,598         45,449        25,381
   Depreciation and amortization                 228,155       224,271        451,541       209,711
                                              -----------------------------------------------------

                                               2,409,310     1,523,146      3,436,871     1,562,494
                                              -----------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAX                  208,318      (763,450)      (663,260)     (836,258)

INCOME TAX                                            --            --             --            --
                                              -----------------------------------------------------
NET INCOME (LOSS)                                208,318      (763,450)      (663,260)     (836,258)
                                              =====================================================
BASIC EARNINGS (LOSS) PER SHARE                     0.05         (0.20)         (0.17)        (0.22)
                                              =====================================================
DILUTED EARNINGS (LOSS) PER SHARE                   0.04         (0.20)         (0.17)        (0.22)
                                              =====================================================
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                  4,055,810     3,852,400      3,852,400     3,849,733
                                              =====================================================
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES - ASSUMING DILUTION          5,836,810     4,349,400      4,991,400     4,046,733
                                              =====================================================

   The accompanying notes are an integral part of these consolidated financial statements

                YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Six months ended         For the years ended
                                                                December 31,                 June 30,
                                                             2001          2000          2001         2000
=============================================================================================================
                                                         (unaudited)   (unaudited)
                                                              $            $              $            $
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                       208,318      (763,450)      (663,260)     (836,258)
   Adjustments to reconcile net income (loss) to net
      cash provided by operating activities
         Depreciation and amortization                     228,155       224,271        451,541       209,711
         Employee stock award cost                          80,000            --             --            --
   Changes in assets and liabilities:
      Decrease (increase) in:
         Accounts receivable                              (834,999)     (537,340)    (1,269,907)   (1,911,460)
         Prepaid expenses and sundry                       (58,163)      (20,484)        (1,127)     (157,622)
         Income taxes recoverable                               --            --             --        (6,244)
         Deferred costs                                     38,501            --        (77,002)           --
         Deposits                                              772        22,182         41,768         6,900
         Licence fees                                           --            --             --      (121,572)
   Increase (decrease) in:
      Accounts payable and accrued liabilities              48,279       854,708        690,312       926,486
      Amounts due to long distance carriers                259,252       546,192        814,544       921,731
      Amount due for equipment                            (163,061)      (72,493)       234,114       125,920
      Due to Factor                                        450,967        44,012        717,579       862,865
                                                         ----------------------------------------------------
   Net cash provided by operating activities               258,021       297,598        938,562        20,457
                                                         ----------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                     (229,707)     (165,108)    (1,004,901)     (841,057)
                                                         ----------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments on obligations under capital leases         (130,672)     (161,175)      (330,373)     (164,112)
   Loan payable                                            (16,959)           --       (109,363)      524,393
   Proceeds from issue of capital stock                         --            --             --       350,000
   Due to related parties                                  101,362       100,000        582,000            --
   Note payable                                             (7,173)           --        (16,021)       67,540
                                                         ----------------------------------------------------
   Net cash provided by (used in) financing activities     (53,442)      (61,175)       126,243       777,821
                                                         ----------------------------------------------------
INCREASE (DECREASE) IN CASH                                (25,128)       71,315         59,904       (42,779)
CASH, BEGINNING OF PERIOD                                   59,404           330           (500)       42,279
                                                         ----------------------------------------------------
CASH, END OF PERIOD                                         34,276        71,645         59,404          (500)
                                                         ====================================================
Supplemental disclosure of cash flow information:
   Interest paid                                            16,901            --         90,295        25,381
   Non-cash investing and financing activities:
   Common stock issued for services                         80,000            --             --        12,000
   Conversion of debt to common stock                      398,071            --        366,000            --
   Obligations under capital leases incurred in
      connection with acquisition of equipment                  --            --        386,335       360,096

   The accompanying notes are an integral part of these consolidated financial statements

                         YAK COMMUNICATIONS (USA), INC.

         AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

================================================================================

1.   ORGANIZATION AND BUSINESS

     Yak Communications (USA) Inc. is a switch based reseller specializing in offering dial-around long-distance services to consumers. The Company began offering its services to consumers in July 1999 in Canada. The Company was incorporated in the State of Florida on December 24, 1998 and operates as a holding company of its wholly-owned subsidiaries in the United States and Canada.

     The Company's subsidiary, Yak Communications (America), Inc. was incorporated on March 8, 2001 to offer dial-around long-distance services in the United States. It has not commenced operations and expects to provide limited services by December 2001.

     The Company is dependent upon its ability to obtain additional sources of financing to fund its working capital requirements for continuing development and operations. The Company is considering several financing alternatives, including equity financing to fund such requirements. While the Company has in the past, been able to maintain access to adequate external financing sources on acceptable terms, no assurance can be given that such access will continue.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and reflect the following policies:

     Principles of consolidation

     These consolidated financial statements include the accounts of Yak Communications (USA), Inc. and its wholly-owned subsidiaries - Yak Communications (America), Inc. and Yak Communications (Canada) Inc. (collectively hereinafter referred to as "the Company"). All intercompany balances and transactions are eliminated upon consolidation.

     Revenue recognition

     The Company records revenue from the sale of dial-around services and the resale of long-distance services at the time of customer usage based upon minutes of use.

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

================================================================================

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     Cost of revenue

     Cost of revenue includes network costs that consist of the cost of long-distance services, processing costs, line access and usage costs. These costs are recognized when incurred.

     Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

     Computation of earnings (loss) per common share

     Basic earnings (loss) per share is computed by dividing the earnings (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of convertible preferred stock and stock options.

     Foreign currency translation and foreign assets

     In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS"), No. 52, "Foreign Currency Translation," assets and liabilities of the Company's foreign subsidiary were translated into United States dollars at the exchange rates in effect on the reporting date. Income and expenses are translated at an average exchange rate for the respective period. For the foreign subsidiary which utilizes its local currency as its functional currency, the resulting translation gains and losses are included in other comprehensive income. Gains or losses resulting from foreign exchange transactions are reflected in earnings.

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

================================================================================

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     Property and equipment

     Property and equipment is stated at cost less accumulated depreciation which is provided on the straight-line and declining balance methods over the estimated useful lives of the assets as follows:

          Telecom switching systems                20% declining balance
          Billing, administration and customer
             service systems
          Office furniture and equipment           5 years straight-line
          Leasehold improvements                   over term of the lease
          Computer hardware                        20% declining balance
          Automobile                               20% declining balance
          Installed lines                          20% declining balance

     Cost includes major expenditures for improvements and replacements which extend useful lives or increase capacity of assets as well as expenditures necessary to place assets into readiness for use. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the systems. Expenditures for maintenance and repairs are expensed as incurred.

     The Company periodically evaluates the realizability of its property and equipment. In making such evaluations, the Company compares certain financial indicators such as expected undiscounted future revenues and cash flows to the carrying amount of the assets. The Company believes that no impairment exists.

     Assets under capital lease are amortized on a straight-line basis using rates consistent with similar assets.

     Licence fees

     The cost of licence fees are deferred and amortized on a straight-line basis over 3 years.

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

================================================================================

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     Cost of Start-up Activities

     The Company expenses the cost of start-up activities and organizational costs as incurred in accordance with statement of position 98-5 "Reporting on the Costs of Start-up Activities".

     Advertising and promotion expense

     Advertising costs are expensed as incurred. The costs of promotional marketing materials are deferred and expensed as used.

     Stock option plan

     The Company accounts for stock options issued to employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No.25, "Accounting for Stock Issued to Employees", and provide pro forma disclosures of the effect on net income (loss) and net income (loss) per share for employee stock option grants as if the fair value based method, as defined in SFAS No. 123, has been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123. Under APB Opinion No. 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the fair market value on the day of grant.

     Comprehensive income

     The Company reports and presents comprehensive income and its components in accordance with SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

     Other comprehensive income is comprised of the foreign translation adjustment arising from the conversion from Canadian dollars to U.S. dollars and is presented as a separate component of stockholders' equity. Comprehensive income for the years ended June 30, 2001 and 2000 and the six months ended December 31, 2001 and 2000 are as follows:

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

                                     December 31,               June  30,
                                   2001          2000        2001        2000
                               (unaudited)   (unaudited)
                                    $             $            $           $

Net income (loss)                208,318      (763,450)    (663,260)   (836,258)
Foreign currency translation
   adjustment                    (15,061)      (23,495)       1,086      22,103
                                 ----------------------------------------------
                                 193,257      (786,945)    (662,174)   (814,155)
                                 ==============================================


     Fair value of financial instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of certain financial instruments for which it is practicable to estimate fair value. For purpose of the disclosure requirements, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying values of cash, receivables, accounts payable, and other current liabilities are reasonable estimates of their fair value due to the short-term maturity of the underlying financial instruments. The carrying value of the capital leases is a reasonable estimate of its fair value based on current rates for equipment obligations.

     The estimated difference between the carrying value and the fair value of the loan payable to a related party in which no interest has been charged is not determinable.

     Deferred costs

     Certain costs relating to providing services in new locations, incurred prior to the commencement of operations, are deferred and amortized over a period of one year, commencing 30 days after operations commence.

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

                                                         June 30,   December 31,
                                                           2001         2001
===============================================================================
                                                                    (unaudited)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     Credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company has in place systems to prevent and detect fraud. The Company's system limits credit to any one customer in the amount of $225 without formal approval. On occasion, defaults occur on receivables. The Company makes a provision when deemed necessary. As of June 30, 2001 and December 31, 2001, the allowance for doubtful accounts was approximately $196,000 and $196,000, respectively.

     Unaudited interim financial statements

     The accompanying financial statements of the Company as of December 31, 2001 and 2000, and for the six months then ended are unaudited. All adjustments (consisting only of normal recurring adjustments) have been made which, in the opinion of management, are necessary for a fair presentation thereof. Results of operations for the six months ended December 31, 2001 and 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

3.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                            Accumulated
                                   Cost     depreciation       Net book value
                                    $            $             $            $
Telecom switching systems       2,321,250     463,463      1,857,787   1,787,837
Billing, administration and
  customer service systems        582,926     129,629        453,297     481,191
Office furniture and
  equipment                        14,171       4,857          9,314      21,284
Leasehold improvements             15,084       3,135         11,949      26,098
Computer hardware                  47,856         907         46,949      34,317
Automobile                         13,597       1,583         12,014      10,418
Installed lines                   151,943      11,683        140,260     194,221
                                ------------------------------------------------
                                3,146,827     615,257      2,531,570   2,555,366
                                ================================================

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

================================================================================

3.   PROPERTY AND EQUIPMENT (cont'd)

     Telecom switching systems include assets under capital leases having a net book value of $1,073,000 as of June 30, 2001 and $981,000 as of December 31, 2001.

     Depreciation and amortization expense for property and equipment including equipment under capital leases for the years ended June 30, 2001 and 2000 was $412,541 and $209,711, respectively.

4.   DUE TO FACTOR

     The Company has an agreement to sell an undivided interest in certain accounts receivable with recourse to a Factor. Payments are collected by the Factor from the sold accounts receivable; the collections are reinvested by the Factor in new accounts receivable of the Company, and a yield, as defined in the agreement is transferred to the Factor. As at June 30, 2001 the amount sold under the agreement that had not been collected was $2,153,658 (December 31, 2001 - $2,195,000) which will be forwarded to the Company once collected after repayment of the Factor's advances.

5.   NOTE PAYABLE

     The note is payable to a director and shareholder which bears interest at 8% and is due July 31, 2002.

6.   DUE TO RELATED PARTIES

     The amounts due to a corporation controlled by a shareholder and due to a director are non-interest bearing and due on demand.

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

================================================================================

7.   OBLIGATIONS UNDER CAPITAL LEASES

     The Company's capital leases are for terms of 24 months at annual interest rates ranging from 9.25% to 10.50%.

     The future minimum lease payments required under the capital lease agreements are as follows:

                                                $

2001                                         248,250
2002                                         178,867
2003                                          10,343
                                             -------
Total minimum lease payments                 437,460
Amounts representing interest                 43,953
                                             -------
Principal                                    393,507
Current portion                              253,641
                                             -------
                                             139,866
                                             =======

8.   LOAN PAYABLE

     The Company has entered into an agreement with a corporation (lender), which is controlled by a shareholder and director of the Company to provide cash advances or third party loans up to $435,000 based upon available accounts receivable. The cash advances bear interest at 12% and the interest rate on any third party advances shall not exceed the bank's prime rate plus 1-1/2%. The lender has agreed to waive any interest calculated on its cash advances provided the credit is not in default. As security for these advances, the Company has agreed to pledge its accounts receivable (subordinate to the prior pledge disclosed in note 4) and has provided a general security agreement over all its assets. This agreement expires March 15, 2006 at which time the loan is due on demand. As of June 30, 2001, $398,071 was advanced under this agreement. On December 31, 2001, this loan was repaid by the issuance of 200,000 common shares in the Company.

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

================================================================================

9.   CAPITAL STOCK

     Common stock

     100,000,000 shares authorized, no par value, stated value $0.01 per share. On December 17, 1999, the Directors authorized 1 for 5 reverse stock split of the common shares. All share and per share data has been restated in these financial statements for all periods presented to reflect this stock split.

     On December 17, 1999, 2,400 shares of common stock were issued for consulting services rendered.

     On August 24, 1999, the Company issued 10,000 shares of common stock for $50,000.

     On June 29, 2001, 202,758 common shares were issued for the conversion of a debt to a related party of $366,000.

     On December 28, 2001, 40,000 common shares were issued to employees under an employee stock award.

     On December 31, 2001, 200,000 common shares were issued for the conversion of a debt to a related party of $398,071.

     Series A convertible preferred stock

     500,000 shares authorized, par value $1.00 per share.

     These shares are convertible at the holders' option into common stock at a conversion rate of one share of common stock for each share of Series A preferred stock. The holders of Series A preferred stock are entitled to receive an annual cash dividend of 4% per share. The dividend arrears on the Series A convertible preferred stock is $42,640 at December 31, 2001 and $32,700 at June 30, 2001. The Company may redeem the Series A preferred stock at a redemption price of $1.00 per share.

     On June 30, 2000, the Company issued 300,000 preferred shares for $300,000.

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

                                                             2001        2000
================================================================================

10.  STOCK OPTION PLAN

Effective June 30, 1999, the Company adopted a Stock Option Plan (the "Plan") which permits the issuance of stock options to selected employees and directors. The Company reserved 640,000 shares of common stock for grant under the Plan. Options granted may be either nonqualified or incentive stock options and will expire no later than 20 years from the date of grant (10 years for incentive options). No options have been issued under this plan.

On December 21, 2000,
nonqualified options for 1,284,000 common shares were granted to an individual who is a director and chief executive officer and are exercisable at $1.56 per share on or before December 31, 2003, or upon the sale of the Company. In the event of the chief executive officer's death or termination of employment prior to the exercise of the options and before December 31, 2003, the Company is obligated to purchase the optioned shares at a price equal to the fair market value of the shares less the option price. The purchase consideration of the option shares shall be in stock of the Company.

If compensation cost for the Company's grants for stock-based compensation had been recorded consistent with the fair value-based method of accounting per SFAS No. 123, the Company's pro forma net loss, and pro forma basic and diluted net loss per share for the years ending June 30, would be as follows:

                                                               $           $

     Net loss as reported                                   (663,260)  (836,258)
     Pro forma net loss                                   (1,009,940)  (836,258)
     Basic and diluted net loss per share
        As reported                                            (0.17)     (0.22)
        Pro forma                                              (0.22)     (0.22)

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

                 YAK COMMUNICATIONS (USA), INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    (Information at December 31 is unaudited)

================================================================================

11.  RELATED PARTY TRANSACTIONS

     (a) Revenue includes carrier resale revenue of $83,466 and $1,460,233 for the years ended June 30, 2001 and 2000 respectively, $nil and $46,812 for the six months ended December 31, 2001 and 2000 generated from the sale of wholesale services to a corporation controlled by a director and shareholder. This arrangement was mutually terminated December 31, 2000 and $62,000 of remaining accounts receivable relating to the arrangement has been included in the allowance for doubtful accounts.

     (b) Capital assets of $42,200 were purchased and $72,600 of office rent was paid to a corporation controlled by a director for the year ended June 30, 2001.

     (c) The Company paid marketing and design fees for the years ending June 30, 2001 and 2000 of $17,153 and $26,373 respectively to a corporation controlled by an officer and shareholder.

12.  ECONOMIC DEPENDENCE

     The Company is dependent in Ontario and Quebec upon Bell Canada and in British Columbia upon Telus Corp. to provide billing and collection services to its customers under a renewable agreement. The Company is also dependent upon TELUS Communications Inc. (an association of Canadian provincial telephone companies) to provide billing, transport and handling services under a renewable agreement which expires in June 2003.

13.  ADVERTISING AND PROMOTION

     The Company expenses advertising costs as incurred which includes direct-mail advertising, newspaper and television advertising. Advertising expense for the years ended June 30, 2001 and 2000 and for the periods ended December 31, 2001 and 2000 were approximately $1,022,000, $391,000, $700,000 and $502,000, respectively.

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